December 5, 2013

The Board of Directors
U.S. Auto Parts Network, Inc.
16941 Keegan Avenue
Carson, CA 90746

Dear Members of the Board of Directors:

Maguire Asset Management, LLC (“we” or “us”) continue to own 5.3% of the outstanding shares of US Auto Parts Network, Inc. (“US Auto Parts” or the “Company”), making us one of the largest independent shareholders of the Company. We are writing today to follow up on the letter we sent to you on September 24, 2013 when we offered several thoughtful suggestions about how to reverse the Company’s underperforming stock price. Over two months have now passed and we are still awaiting (along with the rest of your investors) a response from this Board.

As you well know, since our initial investment in the Company several months ago, we have made every effort to engage with Chairman Majteles and with management in a productive manner, often times reaching out privately to get a better sense of how the business is being governed and managed, and offering suggestions that we believe can build value and regain investor confidence. To that end, we appreciate the time CEO Shane Evangelist and CFO David Robson spent with us in early November at the SEMA trade show in Las Vegas. While the meeting was cordial and professional we were disappointed that none of the issues set forth in our September letter to you were adequately addressed.

Unfortunately, it has become abundantly clear to us that our desire for constructive discourse has not been equally embraced by this board. To the contrary, for example, during one exchange with Robert Majteles our probing questions were strategically deflected by way of a dismissing email statement:

“Excellent questions [Tim]...  As you know, public companies are not allowed to discuss their companies privately in these ways.  We are transparent for all ... Our approach is to receive questions and find appropriate, full disclosure for all opportunities to share with all investors.  Quarterly calls and so on.”

This is why we were shocked when management blocked us from asking questions during the Q&A session of the Company’s third quarter conference call on November 4th. We were further astonished when management told us during our Las Vegas meeting that the Company has adopted a policy of not speaking with shareholders on quarterly conference calls.

We can only assume that the full Board is not aware of this indignation for collaborative investor relations. And now that you are aware of this irresponsible behavior we call upon each of you to honor your duty as corporate fiduciaries by reopening the doors of shareholder transparency while establishing a new era of management accountability.

Until then, we are unfortunately left with no alternative other than to send this public letter requesting once again that you update shareholders on the status of the turnaround, the sale of AutoMD, and the long-needed upgrades to board membership and corporate governance reform.

THE SALE OF THE COMPANY’S AUTOMD BUSINESS
WILL CREATE A MULTIPLIER EFFECT FOR SHARE VALUE

Through our continued market research we have recently learned that US Auto Parts is finally in the process of actively seeking a buyer for AutoMD. We are pleased with this development and applaud you for following-up on our recommendation to do so. We now ask that you immediately confirm for shareholders that a committee of independent board members is overseeing a robust sale process with the help of a nationally-recognized investment banking advisor. We strongly believe that delegating this critical responsibility to Shane Evangelist – who is too attached to AutoMD to effectively direct its sale without a conflict, will lead to a less-than-desirable outcome for shareholders. Instead, we recommend that the responsibility to manage the sale be led by professionals, supported by management and supervised by engaged board members with M&A expertise.

Despite the fact that AutoMD has been a drain on Company resources for several years now, we believe there is tremendous value inherent in its technology and intellectual property (such as DIY How-To Guides, a nationwide repair shop locator, a repair cost estimator, etc…) that the right strategic buyer or investment group will find very appealing.

By employing a properly managed sale process we believe AutoMD can fetch $10-$15 million. Our valuation is based on the fact that there is clearly a very attractive investment environment for this type of start-up. This is illustrated nicely by the $20 million strategic investment into RepairPal.com led by Cars.com and Castrol, the multi-million dollar investment into BodyShopBids.com led by the co-founders of Groupon, and OpenBay.com’s October announcement that it has received start-up funding from venture capital luminaries Google Ventures and Andreessen Horowitz - the entrepreneurs behind the first Internet browser.

The benefits from AutoMD’s sale can be far-reaching as it has the potential to become a major catalyst for improving the Company’s stock price. At a minimum, we believe the divestiture will manifest itself in annual savings equal to $4 million. These savings should drop straight to the bottom line and go a long way toward narrowing the chasm that currently exists between profit and loss. In a more positive scenario, the Company saves millions annually and uses the sale proceeds to strengthen the Company’s balance sheet, which in turn will reduce interest expense while empowering management to negotiate improved vendor payment terms and conditions.

The sale of AutoMD, coupled with management’s ongoing initiative to sell higher-margin private-label products, will ultimately lead to improved cash flow and positive earnings per share. With this new story in hand, management can reengage with the investment community through a multi-city roadshow in an effort to attract a new set of high-caliber institutional investors who share our enthusiasm for the Company’s long-term value potential.

CORPORATE GOVERNANCE ENHANCEMENTS ARE LONG OVERDUE

We’d also like to take this opportunity to comment on the Company’s recently announced Board appointments. While we are pleased the Company has finally removed the long standing threat of NASDAQ de-listing due to a lack of independence in the boardroom, we question the efficacy of the new independent director selection process since at least one of these two appointees worked for the CEO not too long ago at the now defunct Blockbuster Online.

Despite the Company’s claim that the Board is now comprised of five Independent Directors on an eight-person board, shareholders know better.

We are all well aware that Oak Investment Partners owns approximately 28% of US Auto Parts and, as a result, Fred Harman - Oak’s representative on the Board, cannot be considered an Independent Director. How then can Robert Majteles (Chairman of the Board since 2007 and current member of the Audit Committee and Compensation Committee), who joined Oak Investment Partners as a Venture Partner in 2011, be considered independent by this Board? Robert Majteles is obviously not an Independent Director and we demand the Board immediately remove him as Chairman and begin a search to replace him as a Director candidate for election in 2014.

For far too long US Auto Parts has been mired with poor performance due to questionable governance practices, insufficient management accountability, unearned compensation arrangements and a lack of independent leadership in the boardroom. This Board is in dire need of change and a complete overhaul is long overdue.

It is our understanding that five Directors will be elected into office at the Company’s next Annual Meeting, including three incumbent Directors and two Directors appointed in November. As such, we intend to provide shareholders with the opportunity to elect four new, highly-qualified, truly Independent Directors (we will not attempt to replace the Company’s co-founder Sol Khazani). Our seasoned candidates will bring a new and refreshing perspective onto the Board by drawing on years of relevant industry insight and hard earned experiences creating value in public and privately-held companies worldwide. We look forward to the opportunity to formally deliver our nomination notice and to present these candidates for election when the window to nominate Directors opens in early April 2014.

In the meantime, we seriously caution you against undertaking any actions that can be construed as board entrenchment tactics or unjustly rewarding management for its continued poor performance. Accordingly, we hereby reserve the right to legally challenge the implementation of any such provision effected without shareholder ratification or before shareholders are entitled to vote at the next annual meeting of shareholders, which is expected to take place in mid-July 2014. These maneuvers may include, but are not limited to, the Board’s decision to (i) alter existing senior management employment contracts, (ii) adopt any new change of control provisions which will result in additional one-time payments to management or the board in the event new directors are elected by shareholders, (iii) implement a poison pill or poison debt defense mechanism without shareholder consent (iv) disburse any bonus payments to senior management for fiscal year-end 2013, (v) amend the Company’s By-Laws without shareholder consent, (vi) issue new shares without shareholder approval, and (vii) delay or postpone the Company’s 2014 annual meeting.

As always, we remain open to discussing with you ways to improve Company performance, and remain amenable to reaching a mutually agreeable resolution to reconstitute the Board in a way that benefits all shareholders. However, if you chose not to continue to engage with us constructively, we are fully prepared to solicit the support of our fellow shareholders to elect four new representatives at the 2014 Annual Meeting.

Sincerely,

/s/ Timothy Maguire

Timothy Maguire